Exhibit 99.2
Audited Financial Statements
SunBelt Chlor Alkali Partnership
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

SunBelt Chlor Alkali Partnership
Audited Financial Statements
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Partners
SunBelt Chlor Alkali Partnership
We have audited the accompanying balance sheets of SunBelt Chlor Alkali Partnership as of December 31, 2007 and 2006, and the related statements of income, partners’ capital (deficit), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunBelt Chlor Alkali Partnership at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ERNST & YOUNG LLP
Cleveland, Ohio
February 20, 2008

SunBelt Chlor Alkali Partnership
Balance Sheets

	December 31
	2007	2006

Assets
Current assets:
Cash	$1,000	$1,000
Receivable from Oxy Vinyls, LP	6,026,774	7,732,638
Receivables from partners	18,807,135	14,303,282
Less allowance for doubtful accounts	—	—
Inventories	1,813,647	1,607,134
Prepaid expenses and other current assets	1,133,302	1,460,770

Total current assets	27,781,858	25,104,824

Property, plant and equipment, net	108,811,756	112,783,125
Deferred financing costs, net	801,478	881,626

Total assets	$137,395,092	$138,769,575

Liabilities and partners’ capital (deficit)
Current liabilities:
Amounts payable to partners	$8,837,007	$9,933,013
Current portion of long-term debt	12,187,500	12,187,500

Total current liabilities	21,024,507	22,120,513
Long-term debt	109,687,500	121,875,000
Partners’ capital (deficit)	6,683,085	(5,225,938)

Total liabilities and partners’ capital (deficit)	$137,395,092	$138,769,575

See accompanying notes.

SunBelt Chlor Alkali Partnership
Income Statements

	Year Ended December 31
	2007	2006	2005

Revenues	$180,555,764	$186,742,652	$166,967,651

Operating costs and expenses
Cost of sales	62,255,321	56,316,784	48,699,088
Depreciation and amortization	14,866,744	14,554,150	14,347,268
Administrative and general expenses	12,160,372	11,591,056	11,694,524

	89,282,437	82,461,990	74,740,880

Operating income	91,273,327	104,280,662	92,226,771

Interest expense	(9,692,719)	(10,573,875)	(11,455,031)
Interest income	802,271	853,823	537,421

Income before taxes	82,382,879	94,560,610	81,309,161
State income tax expense	(376,271)	—	—

Net income (loss)	$82,006,608	$94,560,610	$81,309,161

See accompanying notes.

SunBelt Chlor Alkali Partnership
Statements of Partners’ Capital (Deficit)

	Partners
	Olin	1997
	SunBelt Inc.	Venture, Inc.	Total

Balance at December 31, 2004	$(9,925,548)	$(9,925,548)	$(19,851,096)
Cash distributions to partners	(33,020,033)	(33,020,033)	(66,040,066)
Net Income	40,654,581	40,654,581	81,309,161

Balance at December 31, 2005	(2,291,000)	(2,291,000)	(4,582,000)
Cash distributions to partners	(47,602,274)	(47,602,274)	(95,204,548)
Net Income	47,280,305	47,280,305	94,560,610

Balance at December 31, 2006	(2,612,969)	(2,612,969)	(5,225,938)
Cash distributions to partners	(35,048,793)	(35,048,793)	(70,097,585)
Net Income	41,003,304	41,003,304	82,006,608

Balance at December 31, 2007	$3,341,542	$3,341,542	$6,683,085

See accompanying notes.

SunBelt Chlor Alkali Partnership
Statements of Cash Flows

	Period Ended December 31
	2007	2006	2005

Operating activities
Net income	$82,006,608	$94,560,610	$81,309,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,786,596	14,474,002	14,267,120
Bad debt expense		—
Amortization	80,148	80,148	80,148
Loss on disposal of assets	118,249	282,063	164,435
Accretion of discount	—	(328,493)	—
Changes in assets and liabilities:
Receivables from Oxy Vinyls	1,705,864	(717,183)	245,961
Receivables from partners	(4,503,853)	3,633,362	(9,507,354)
Inventories	(206,513)	462,762	41,122
Amounts payable to partners	(1,096,006)	2,715,700	1,405,976
Accrued interest on long-term debt	—	—	—
Prepaid expenses and other assets	327,468	(169,169)	(175,224)

Net cash provided by operating activities	93,218,561	114,993,802	87,831,345

Investing activities
Purchases of property, plant and equipment	(10,933,476)	(8,043,515)	(9,645,152)
Proceeds on sale of property, plant and equipment	—	70,256	62,776
Purchases of short-term investments	—	(22,697,270)	—
Proceeds from maturity of short-term investments	—	23,025,763	—

Net cash used by investing activities	(10,933,476)	(7,644,766)	(9,582,376)

Financing activities
Cash distributions to partners	(70,097,585)	(95,204,548)	(66,040,065)
Principal payments on long-term debt	(12,187,500)	(12,187,500)	(12,187,500)

Net cash provided by financing activities	(82,285,085)	(107,392,048)	(78,227,565)

Net increase (decrease) in cash	—	(43,013)	21,404
Cash at beginning of year	1,000	44,013	22,609

Cash and cash equivalents at end of year	$1,000	$1,000	$44,013

See accompanying notes.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements
December 31, 2007 and 2006
1. Organization
SunBelt Chlor Alkali Partnership (the Partnership) was formed on August 23, 1996 under a Partnership Agreement, between 1997 Chlor Alkali Venture, Inc. and Olin SunBelt Inc. (the Partners). 1997 Chlor Alkali Venture, Inc. is a wholly owned subsidiary of PolyOne Corporation (formerly The Geon Company) and Olin SunBelt Inc. is a wholly owned subsidiary of the Olin Corporation. Each of the Partners has a 50% interest in the Partnership. The Partnership Agreement provides that the capital investment of the Partners will be maintained and the Partnership’s income or loss will be allocated to the Partners based on their ownership interest percentages.
The Partnership was formed for the purpose of construction and operation of a Chlor-Alkali facility. The facility, which is located in McIntosh, Alabama produces chlorine, caustic soda, and hydrogen.
2. Significant Accounting Policies
Cash and Cash Equivalent
The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents held by the Partnership as of December 31, 2007 and 2006.
Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.
Short-Term Investments
The Partnership invests in short-term investments with original maturities greater than three months. These types of securities are classified as held-to-maturity when the Partnership has the positive intent and ability to hold the securities to maturity. There were no short-term investments held by the Partnership as of December 31, 2007 and 2006.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Property, Plant, and Equipment and Depreciation
Property, plant, and equipment are carried at cost. Major renewals and betterments are capitalized. Maintenance and repair expenditures which do not improve or extend the life of the respective assets are expensed as incurred. Depreciation for all plant and equipment is computed using the straight-line method over their estimated useful lives. Depreciation expense is excluded from cost of goods sold and presented with amortization expense separately in the Income Statements. The ranges of estimated useful lives are as follows:

Land improvements	20 years
Buildings	20 years
Machinery and equipment	5-20 years
Long-lived assets are assessed for impairment when operating profits for the related business or a significant change in the use of an asset indicate that their carrying value may not be recoverable.
Deferred Financing Costs
The costs incurred by the Partnership in obtaining its long-term debt have been capitalized and are being amortized over the term of the debt using the effective interest method.
Financial Instruments
The carrying amount of long-term debt approximates its fair value. The fair value of the debt is estimated based on the present value of the underlying cash flow discounted at the Partnership’s estimated borrowing rate.
Revenue Recognition
The Partnership recognizes revenues at the point of passage of title which is based on shipping terms.
Shipping and Handling Costs
Shipping and handling costs are reflected in costs of sales.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Income Taxes
No provision is made for income taxes other than the Texas state gross margin tax which became effective January 1, 2007, as the Partnership’s results of operations are includable in the tax returns of the Partners. The Partnership paid no taxes in 2007.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
Since the Partnership’s major products are commodities, significant changes in the prices of chemical products could have a significant impact on the results of operations for any particular period. The Partnership had one major chlorine customer, Oxy Vinyls LP, during the periods presented, which accounted for 38.3%, 39.9%, and 45.7% of total sales for the years ended December 31, 2007, 2006, and 2005, respectively.
3. Inventories
Inventories are comprised as follows:

	December 31
	2007	2006

Finished goods	$657,326	$244,500
Production parts	1,156,321	1,362,634

	$1,813,647	$1,607,134

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
4. Property, Plant, and Equipment, net
Property, plant, and equipment, net are comprised as follows:

	December 31
	2007	2006

Land and land improvements	$4,862,826	$4,862,826
Building	3,869,389	3,869,389
Machinery and equipment	215,630,740	213,997,068
Construction in process	14,173,958	5,217,473

	238,536,913	227,946,756
Less allowance for depreciation	129,725,157	115,163,631

	$108,811,756	$112,783,125

5. Transactions With Affiliates
The Partnership has various management service agreements, dated August 23, 1996, with the Olin Corporation. These agreements, which include compensation for managing the facility, an asset utilization fee, a fleet fee, and a distribution fee, have terms from five to ten years with five year price adjustment renewals. Charges for these services were approximately $8,309,350 $7,815,034 and $7,551,933 for 2007, 2006, and 2005, respectively, and have been included within administrative and general expenses in the income statements. The Partnership’s cash policy was changed during 2003 to not make distributions to the Partners until the cash balance was sufficient to cover both the debt principal payments and the interest expense for the year. Contributions from the Partners were discontinued with this policy change and the manufacturing costs were paid from Partnership receipts. The Partnership made distributions to its Partners totaling $70,097,585, $95,204,548, and $66,040,065 in 2007, 2006, and 2005, respectively.
In accordance with the Partnership Operating Agreement, the majority of chlorine produced by the Partnership is sold to Oxy Vinyls LP which was 24% owned by PolyOne Corporation until July 6, 2007. The remaining chlorine and all of the caustic soda produced by the Partnership is marketed and distributed by the Olin Corporation.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
6. Long-Term Debt
On December 23, 1997, the Partnership borrowed $195,000,000 in a private placement of debt. The debt is secured by the property, plant, equipment, and inventory of the Partnership. The term of the loan is 20 years at an interest rate of 7.23%. The first principal payment of $12,187,500 was paid on December 22, 2002, with equal annual payments due through December 22, 2017. Interest payments are payable semi-annually in arrears on June 22 and December 22 of each year. Interest payments totaled $9,692,719, $10,573,875, and $11,455,031 in 2007, 2006, and 2005, respectively. The debt is guaranteed by the Partners.
7. Leases
The Partnership has operating leases for certain property, machinery, and equipment. At December 31, 2007, future minimum lease payments under noncancelable operating leases are as follows:

2008	$1,719,036
2009	1,688,076
2010	1,688,076
2011	1,688,076
2012	1,688,076
Thereafter	5,101,094

Total minimum future lease payments	$13,572,434

Rent expense was $2,047,601, $2,150,485, and $722,695 for the years ended December 31, 2007, 2006, and 2005, respectively.
8. Commitments and Contingencies
The Partnership is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for any potential loss when the loss is probable and reasonably estimable. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the financial condition, results of operations or cash flows of the Partnership.